UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of August, 2006

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

17 August, 2006

Annual sales up 5.7*%

  Group annual sales up 5.7% to $34.4 billion*

  annual comparative sales up 3.5%

  Q4 comparative up 4.8%

  Food and Liquor annual sales up 4.4%

  annual comparative sales up 1.8%

  Q4 comparative up 2.8%, narrowing competitive gap

  Non-food annual comparative sales up 1.2%

  Underlying earnings guidance unchanged at $785m

Coles Myer Ltd (CML) today announced full-year sales of $34.4 billion (ex-Myer)*, an increase of 5.7% for the 52 weeks ended 30 July 2006, with a strong fourth quarter rise of 7.5%.

Underlying earnings are expected to meet guidance of $785 million.

"This is a good result in a tight retail environment in which the combination of record fuel prices and higher interest rates are influencing consumer sentiment," CEO John Fletcher said.

"In our Food and Liquor business, the trend in headline and comparative sales growth continued to improve, with an encouraging Q4 comparative increase of 2.8% reflecting customers' positive response to improved service and promotional initiatives implemented earlier in the year.

"In non-food, Target and Kmart enjoyed strong fourth quarter sales."

Mr Fletcher said that the first steps had already been taken in implementing the Group's new strategic direction, including the rebranding of Theo's liquor stores and restructuring of the Group's Marketing function.

Mick McMahon, Managing Director of Coles Express and the Coles Myer Liquor Group, would lead a significantly enhanced Marketing function.

"This function will be pivotal in implementing the customer elements of the new Coles everyday needs business and will leverage Mick's extensive experience in strategic retail marketing at Shell," Mr Fletcher said.

"The restructure of the marketing function reflects the two key pillars of our growth strategy - customer intimacy and simplifying the way we do business."

Food and Liquor recorded sales growth of 4.4% for the year, with comparative sales growth up 1.8%.

In quarter four, headline sales increased by 6.2%. Comparative sales continued to improve to 2.8%, narrowing the competitive gap.

This result reflects the positive impact of initiatives taken earlier in the year to enhance customer service levels in key locations, to reinforce the supermarkets' value offer and to enhance and flatten the supermarket structure. The new structure integrates management of the day-to-day business with implementation of transformational projects within Operations, and brings together management of both housebrands and proprietary brands within Merchandising.

The housebrand roll-out continues to progress successfully, with around 1,450 individual products now launched. Independent research has confirmed a very high repurchase intent among shoppers who have tried you'll love Coles products.

The liquor business performed very well during the quarter, with strong growth recorded.

In the key Queensland market, there are now 12 1st Choice Liquor Superstores trading, giving the business a strong and growing presence in that market and bringing to 21 the number of 1st Choice stores operating across Australia.

In convenience liquor, Liquorland traded very well on the back of a strong promotional program and the ongoing refurbishment program. As large format rolls out, we will continue to actively manage our portfolio of smaller convenience liquor stores.

The Hedley acquisition was settled at the beginning of the quarter and integration is progressing well.

As previously announced, the NSW Theo's brand is being converted to 1st Choice, Liquorland or Vintage Cellars. The rebranding has commenced, is rapidly progressing and should be completed by Christmas.

The liquor business will continue to roll out 15 1st Choice Liquor Superstores per year while refurbishing the Liquorland network.

Coles Express continued to offer great value to customers in the face of record fuel prices, with sales up 14.9% over the previous financial year (Q4: 15.2%).

Customers continue to look for the 4-cent-per-litre every day discount and the additional fuel discount promotional offers which deliver them extra value.

In the convenience stores, the integration of the supply chain, the launch of a range of you'll love Coles quality products, including milk and bread, and a strong value-based promotional program have helped to offset the impact of higher fuel prices on discretionary spending.

Kmart's performance improved significantly in the fourth quarter, with an increase of 6.9% headline and 3.1% comparative. Annual sales growth of 1.1% was impacted by record fuel prices which reduced sales across the discount sector.

During the second half Kmart's improved product offer and enhanced marketing program produced very successful Mother's Day, Stocktake and Toy Sale events.

At Kmart Tyre and Auto Service, both sales and earnings were adversely impacted, in line with the automotive industry, due to higher fuel prices affecting discretionary spending.

Target delivered a strong performance for the year, achieving sales growth of 4.3% over the previous financial year (2.0% comparative). Fourth quarter headline sales rose 5.9% with comparative sales up 3.5%.

Target's Mother's Day event and Toy Sale were both well received by customers and helped deliver this strong quarter four result. The progress of menswear and intimate departments was also very pleasing for the quarter.

A continued focus on Target's on-trend, great value and differentiated product is a key driver in continuing business momentum. New product offerings and an accelerated store roll-out program will continue to help maintain growth for Target.

Officeworks delivered sales growth of 1.3% for the year, with annual comparative sales growth of 3.1%. Sales for Q4 continued to be impacted by the restructure of Harris Technology, which otherwise makes good progress in its turnaround. The Harris Technology sales impact will cycle in quarter one FY07.

New store expansion continues to provide Officeworks with excellent growth opportunities, adding three new stores during the quarter, taking the total Officeworks store network to 95, plus eight Harris Technology Business Centres. The Officeworks portfolio will continue to deliver in line with its strategy, with a compelling customer offer, new merchandise initiatives and ongoing business efficiencies.

Myer was sold to TPG-Newbridge Capital during the quarter. Transition arrangements are ensuring business continuity for Myer and a seamless process for customers.

More information:

Media Scott Whiffin 03 9829 5548

Analysts John Di Tirro 03 9829 4521

Fourth quarter comparison

Business Group Sales	Fourth Quarter (A-GAAP)
	2005 (14 wks)	2005 (13 wks)	2006 (13 wks)	Chg
	$m	$m	$m	%
Food & Liquor	4,996.4	4,631.4	4,916.7	6.2
Coles Express	1,517.8	1,406.8	1,620.9	15.2
Kmart	968.3	915.7	978.7	6.9
Target	799.2	740.0	783.4	5.9
Officeworks	346.5	323.9	319.5	(1.4)
Total sales	8,628.2	8,017.9	8,619.2	7.5
Myer	804.2	759.2	224.2	(70.5)
Megamart	75.1	70.7	-	-
Total sales (incl Myer)	9,507.6	8,847.8	8,843.4	0.0
Comparable Store Sales
Food & Liquor				2.8
Coles Express				14.4
Kmart				3.1
Target				3.5
Officeworks				0.8
Total Group				4.8
Myer				8.1
Megamart				-
Total Group (incl Myer)				4.9

Note: There were 52 weeks in FY06 compared with 53 weeks in FY05. Similarly, there were 13 weeks in Q406 and 14 weeks in Q405. Comparable store sales are based on 52 weeks.

Full year comparison

Business Group Sales	Full year (A-GAAP)
	2005 (53 wks)	2005 (52 wks)	2006 (52 wks)	Chg
	$m	$m	$m	%
Food & Liquor	19,254.8	18,889.9	19,728.9	4.4
Coles Express	5,559.5	5,448.4	6,260.6	14.9
Kmart	4,025.7	3,973.2	4,018.2	1.1
Target	3,102.1	3,042.9	3,174.0	4.3
Officeworks	1,239.6	1,217.1	1,233.2	1.3
Total sales	33,181.8	32,571.5	34,414.9	5.7
Myer	3,095.8	3,050.7	2,610.9	(14.4)
Megamart	274.5	270.0	66.7
Total sales (incl Myer)	36,552.1	35,829.3	37,092.5	3.3
Comparable Store Sales
Food & Liquor				1.8
Coles Express				14.2
Kmart				(1.8)
Target				2.0
Officeworks				3.1
Total Group				3.5
Myer				4.5
Megamart				(5.8)
Total Group (incl Myer)				3.6

Note: There were 52 weeks in FY06 compared with 53 weeks in FY05. Similarly, there were 13 weeks in Q406 and 14 weeks in Q405. Comparable store sales are based on 52 weeks.

Movement in Stores	July 2005	Openings	Closings	July 2006
Supermarkets	719	31	13	737
Liquor	669	189	54	804
Coles Express	597	14	12	599
Kmart	180	7	2	185
Kmart Tyre & Auto	199	91	15	275
Myer	61	0	61	0
Megamart	9	0	9	0
Target	255	9	5	259
Officeworks	87	8	0	95
Harris Technology	8	0	0	8
Total	2,784	349	171	2,962

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date August 17, 2006